# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreWeave, Inc., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A common stock, par value $0.000005 per share
Address of issuer's principal executive offices: 290 W. MT. PLEASANT AVENUE, SUITE 4100, LIVINGSTON, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002069723

## Reporting persons
- KOPACC LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,422,720; sole dispositive power 0; shared dispositive power 18,422,720; aggregate amount beneficially owned 18,422,720 (5.3% of the class)
  Comment: Row 11:
  Based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on March 31, 2025 (the "Prospectus").
- Stephen S. Jamison: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 18,422,720; sole dispositive power 0; shared dispositive power 18,422,720; aggregate amount beneficially owned 18,422,720 (5.3% of the class)
  Comment: Rows 6, 8:
  Includes 18,422,720 shares of Class A common stock held directly by KOPACC, LLC ("KOPACC"). KOPACC is managed by Koppenberg Management LLC. Stephen Jamison controls 100% of the voting interests of Koppenberg Management LLC and may be deemed to share voting and dispositive power over the securities held by KOPACC.
  
  Row 11:
  Based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in the Prospectus.
- Wesley J. Jamison: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 18,422,720; sole dispositive power 0; shared dispositive power 18,422,720; aggregate amount beneficially owned 18,422,720 (5.3% of the class)
  Comment: Rows 6, 8:
  Includes 18,422,720 shares of Class A common stock held directly by KOPACC. KOPACC is managed by Koppenberg Management LLC which is managed by Luchetti Street Investment Management LLC. Wesley Jamison is the manager and indirect sole owner of Luchetti Street Investment Management LLC and may be deemed to share voting and dispositive power over the securities held by KOPACC.
  
  Row 11:
  Based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in the Prospectus.

## Item 1. Issuer
Name of issuer: CoreWeave, Inc.
Address of issuer's principal executive offices: 290 W. MT. PLEASANT AVENUE, SUITE 4100, LIVINGSTON, NEW JERSEY, 07039

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

KOPACC, LLC ("KOPACC")
Stephen S. Jamison ("Stephen Jamison")
Wesley J. Jamison ("Wesley Jamison")
Address of principal business office or, if none, residence: The address of the principal business office for all Reporting Persons is: 1270 E 70th Street, Unit 2220, New York, NY 10021.
Citizenship: KOPACC is a Delaware limited liability company. Stephen Jamison and Wesley Jamison are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2025, KOPACC beneficially owns 18,422,720 shares of Class A common stock.
As of June 30, 2025, Stephen Jamison may be deemed to beneficially own 18,422,720 shares of Class A common stock.
As of June 30, 2025, Wesley Jamison may be deemed to beneficially own 18,422,720 shares of Class A common stock.
Percent of class:
KOPACC: 5.3%
Stephen Jamison: 5.3%
Wesley Jamison 5.3%
Sole power to vote or to direct the vote:
KOPACC: 0
Stephen Jamison: 0
Wesley Jamison: 0
Shared power to vote or to direct the vote:
KOPACC: 18,422,720
Stephen Jamison: 18,422,720
Wesley Jamison: 18,422,720
Sole power to dispose or to direct the disposition:
KOPACC: 0
Stephen Jamison: 0
Wesley Jamison: 0
Shared power to dispose or to direct the disposition:
KOPACC: 18,422,720
Stephen Jamison: 18,422,720
Wesley Jamison: 18,422,720

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- KOPACC LLC: Wesley Jamison, Manager of Luchetti Street Investment Management LLC in its capacity as manager of Koppenberg Management LLC in its capacity as manager of KOPACC LLC (08/11/2025)
- Stephen S. Jamison: Stephen S. Jamison, Stephen S. Jamison (08/11/2025)
- Wesley J. Jamison: Wesley J. Jamison, Wesley J. Jamison (08/11/2025)